Exhibit 99.1

29 June 2012

For immediate release

MELROSE PLC ANNOUNCES AGREEMENT TO ACQUIRE ELSTER GROUP SE

Elster Shareholders to be offered $20.50 per Elster ADS in cash in a U.S. tender offer

Today the board of Melrose PLC (“Melrose” or “the Company”) announces it has reached agreement with the administrative board of Elster Group SE (“Elster”) on the terms of a recommended proposal for Melrose to acquire Elster for $20.50 per Elster American Depositary Share (“ADS”) (or $82 per Elster ordinary share) by means of an all-cash U.S. tender offer (the “Tender Offer”) for the entire issued and outstanding share capital of Elster (“the Acquisition”).  The Acquisition represents a total equity value of approximately $2.3 billion in aggregate.

The offer price for each Elster ADS represents a premium of approximately 48.6% to the price of an Elster ADS on 11 June 2012, the last business day before press speculation that Rembrandt Holdings S.A. (“Rembrandt”) was considering a sale of its Elster holding and approximately 44.3% to the average price of an Elster ADS in the six month period ending on 11 June 2012.  The administrative board of Elster has unanimously approved the transaction and intends, in its Schedule 14d-9 filing with the U.S. Securities and Exchange Commission, to recommend that holders of Elster ADSs and Elster ordinary shares tender their Elster ADSs and Elster ordinary shares into the Tender Offer.

Melrose has received irrevocable undertakings from Rembrandt and its affiliates, Elster’s majority shareholders, and from certain members of the administrative board of Elster and a managing director of Elster to tender into the Tender Offer, subject to specified conditions, all Elster ADSs and Elster ordinary shares that they beneficially own (amounting in aggregate to approximately 64.19% of the total share capital of Elster as of the date of this announcement).

Melrose’s Chief Executive, Simon Peckham said:

“We believe that Elster is an excellent fit with the Melrose acquisition criteria. Elster is a high quality business with strong end markets and the potential for significant development and improvement under Melrose management.”

Melrose’s Chairman, Christopher Miller added:

“We are pleased to reach agreement with the Elster administrative board, who are recommending our offer.  Since flotation in 2003 we have created over £1 billion of shareholder value and we believe that this acquisition gives us further opportunity to continue our track record of creating significant value for our shareholders.”

The Tender Offer is expected to commence on or about 6 July 2012.  In addition to other customary closing conditions, the completion of the Tender Offer will be conditional upon:

•

Melrose’s shareholders approving Melrose’s acquisition of Elster for purposes of the United Kingdom Listing Authority listing rules and approving Melrose’s rights issue of Melrose ordinary shares in the United Kingdom and the admission of such rights issue to trading, nil paid, on the London Stock Exchange;

•	receipt of anti-trust clearances from the relevant regulatory authorities in the EU, U.S., Ukraine and Russia; and

•

there having been validly tendered (and not properly withdrawn) prior to the expiration date of the Tender Offer such number of Elster ADSs and Elster ordinary shares that represent at least 75% of the Elster total share capital as of the Tender Offer expiration date.

The conditions relating to the approval of the Acquisition by Melrose shareholders, clearance by the EU and U.S. regulatory authorities and, the admission of the Melrose rights issue to trading, nil paid, on the London Stock

Exchange and the Investment Agreement not having been terminated will not be waived in whole or in part and the other conditions may be waived by Melrose.

In order to implement the Acquisition, Melrose and Elster have entered into an Investment Agreement in which Elster has given certain undertakings to cooperate with Melrose and Melrose has given certain undertakings to Elster concerning, among other things, their conduct in connection with the Acquisition and Melrose’s intentions in connection with the continuation of the Elster Group’s business after the Acquisition.

Also pursuant to the Investment Agreement, Melrose has the right to waive the 75% minimum condition.  As a result of the ability to waive this minimum acceptance condition together with having received, in particular, the irrevocable undertaking from Rembrandt and its affiliates to tender into the Tender Offer all Elster ADSs and Elster ordinary shares that they beneficially own, Melrose believes that the Tender Offer will be successful.  The Tender Offer is expected to close in August 2012, and if the Tender Offer is successful, Melrose will have the ability to take steps to pursue a voluntary delisting of Elster ADSs from the NYSE.

About Elster

Elster is a world leading engineering company and one of the world’s largest providers of gas, electricity and water meters, gas utilisation products and related communications, networking and software solutions. Elster is a European public limited liability company (Societas Europaea, or SE) with its registered seat in Essen, Germany. Elster ADSs representing all of Elster’s ordinary share capital are traded on the NYSE and on the OTC (over the counter) market (Freiverkehr) on the stock exchanges of Berlin, Frankfurt am Main, Stuttgart and the Tradegate Exchange (one Elster ADS represents one-fourth of one Elster Share).

About Melrose

Melrose is a public limited company registered in England and Wales which has a track record of acquiring businesses and making the necessary changes to maximise the value inherent in those businesses to the benefit of shareholders; as such, Melrose typically raises large amounts of equity to fund acquisitions and return cash to shareholders upon realisation of their investments.  Melrose currently operates in three segments: Energy, Lifting and Other Industrials. The Energy segment incorporates the Brush Turbogenerators, Brush Transformers, Marelli and Hawker Siddeley Switchgear business units, all specialist suppliers of energy industrial products to the global market. The Lifting segment includes the businesses of Bridon and Crosby, serving oil and gas production, mining, petrochemical, alternative energy and general construction markets. Other Industrials incorporates all other operating businesses.

Forward Looking Statements

This announcement contains (or may contain) certain forward-looking statements with respect to certain of Melrose’s current expectations and projections about future events. These statements, which sometimes use words such as “anticipate”, “believe”, “intend”, “estimate”, “expect”, “will”, “shall”, “may”, “aim”, “predict”, “should”, “continue” and words of similar meaning and/or other similar expressions that are predictions of or indicate future events and/or future trends, reflect the directors’ beliefs and expectations at the date of this announcement and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement.

Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither Melrose nor any of its affiliates assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

Additional Information

This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Elster Shares or Elster ADSs. The Tender Offer described herein has not yet been commenced.  On the commencement date of the Tender Offer, an offer to purchase, letters of transmittal and related documents will be filed with the Securities and Exchange Commission (“SEC”).  The solicitation of offers to buy Elster ADSs and Elster ordinary shares will only be made pursuant to the offer to purchase, the letters of transmittal and related documents. Elster securityholders are strongly advised to read both the Tender Offer statement and the solicitation/recommendation statement that will be filed by Elster regarding the Tender Offer when they become available as they will contain important information.  Elster securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the Tender Offer at the SEC’s website at www.sec.gov.  In addition, copies of the Tender Offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the Tender Offer.  The solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to Elster.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for, any securities in Melrose Plc or any other entity.  No securities of Melrose PLC have been or will be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Enquiries:

M: Communications (PR Adviser to Melrose)

+44 (0) 20 7920 2330